Pricing Supplement
To Prospectus dated September 24, 2007 and
Prospectus Supplement dated September 24, 2007
Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-131901 and 333-132126
United Mexican States
U.S. $50,000,000,000 Global Medium-Term Notes, Series A
Due Nine Months or More From Date of Issue
U.S. $1,500,000,000
6.05% Global Notes due 2040
     The notes will mature on January 11, 2040. Mexico will pay interest on the notes on January 11 and July 11 of each year, commencing July 11, 2008.
     Mexico may redeem the notes before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund.
     The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Under these provisions, which are described beginning on page 7 of the accompanying prospectus dated September 24, 2007, Mexico may amend the payment provisions of the notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.
     Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF market, the alternative market of the Luxembourg Stock Exchange.
     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.
     The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”). The notes may not be offered or sold in Mexico, except under specific exemptions available under the Mexican Securities Market Law. In compliance with the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to	Underwriting	Proceeds to Mexico,
	Public(1)	Discounts	before expenses

Per note	99.930%	0.25%	99.680%
Total	U.S. $1,498,950,000	U.S. $3,750,000	U.S. $1,495,200,000

(1)	Plus accrued interest, if any, from January 11, 2008.

Mexico expects that delivery of the notes will be made on or about January 11, 2008.
Joint Lead Managers

Credit Suisse	Deutsche Bank Securities
January 8, 2008

Pricing Supplement
About this Pricing Supplement	PS-3
Description of the Notes	PS-4
Recent Developments	PS-7
Plan of Distribution	PS-15
Notice to Canadian Residents	PS-20

Prospectus Supplement

About this Prospectus Supplement	S-3
Summary	S-4
Risk Factors	S-7
Description of the Notes	S-11
Taxation	S-23
Plan of Distribution	S-30
Glossary	S-34
Annex A — Form of Pricing Supplement	A-1

Prospectus

About this Prospectus	2
Forward-Looking Statements	2
Data Dissemination	3
Use of Proceeds	3
Description of the Securities	4
Plan of Distribution	14
Official Statements	15
Validity of the Securities	16
Authorized Representative	17
Where You Can Find More Information	17

     Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

ABOUT THIS PRICING SUPPLEMENT
     This pricing supplement supplements the accompanying prospectus supplement dated September 24, 2007, relating to Mexico’s U.S. $50,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated September 24, 2007 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.
     You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the managers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.
     Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:
•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts, the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

DESCRIPTION OF THE NOTES
     Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

Aggregate Principal Amount Offered Hereby:	U.S. $1,500,000,000

Issue Price:	99.930%, plus accrued interest, if any, from January 11, 2008

Issue Date:	January 11, 2008

Maturity Date:	January 11, 2040

Specified Currency:	U.S. dollars

Authorized Denominations:	U.S. $2,000 and integral multiples thereof

Form:	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg

Interest Rate:	6.05% per year, accruing from January 11, 2008

Interest Payment Dates:	Semi-annually on January 11 and July 11 of each year, commencing on July 11, 2008

Regular Record Dates:	The January 1 or July 1 of each year preceding the relevant interest payment date

Optional Redemption:	X Yes No

Mexico will have the right at its option, upon giving not less than 30 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus accrued interest on the principal amount of the notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points over (ii) the principal amount of such notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means any of Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Barclays Capital Inc., or their affiliates which are primary United States government securities dealers, and their respective successors; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such redemption date.

Optional Repayment:	Yes X No

Indexed Note:	Yes X No

Foreign Currency Note:	Yes X No

Managers:	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.

Listing and Trading:	Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF market, the alternative market of the Luxembourg Stock Exchange, but no assurance can be given that the notes will be so listed by the issue date.

Securities Codes:

CUSIP:	91086QAV0

ISIN:	US91086QAV05

Fiscal Agent, Principal Paying Agent, Calculation Agent, Transfer Agent, Registrar and Authenticating Agent:	Citibank, N.A.

Luxembourg Paying and Transfer Agent:	Kredietbank S.A. Luxembourgeoise

Further Issues:	Mexico may, without the consent of the holders, issue additional notes that may form a single series of notes with the outstanding notes, provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the notes have as of the date of the issue of such additional notes.

Governing Law:	New York, except that all matters governing authorization and execution of the notes by Mexico will be governed by the law of Mexico.

Additional Provisions:	The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Those provisions are described beginning on page 7 of the accompanying prospectus dated September 24, 2007.

RECENT DEVELOPMENTS
     The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2006 (the “Form 18-K”). To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
Summary
     The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein and in the Form 18-K.
United Mexican States

											First nine
											months of
	2002		2003		2004(1)		2005(1)		2006(1)		2007(1)
	(in millions of dollars or pesos, except percentages)
The Economy
Gross Domestic Product (“GDP”):
Nominal	Ps.	6,267,474	Ps.	6,895,357	Ps.	7,713,796	Ps.	8,366,205	Ps.	9,155,490	Ps.	9,543,973 (2)
Real(3)	Ps.	1,615,562	Ps.	1,637,396	Ps.	1,705,798	Ps.	1,753,595	Ps.	1,837,261	Ps.	1,871,155 (2)
Real GDP growth		0.8%		1.4%		4.2%		2.8%		4.8%		3.0%
Increase in national consumer price index		5.7%		4.0%		5.2%		3.3%		4.1%		2.2%
Merchandise export growth(4)		1.4%		2.3%		14.1%		14.0%		16.7%		6.6%
Non-oil merchandise export growth(4)		0.4%		0.0%		12.4%		11.0%		15.7%		8.3%
Oil export growth		12.4%		25.4%		27.2%		34.8%		22.4%		(1.7)%
Oil exports as % of merchandise exports(4)		9.2%		11.3%		12.6%		14.9%		15.6%		15.2%
Balance of payments:
Current account		$(14,115)		$(8,569)		$(6,577)		$(5,176)		$(1,994)		$(5,313)
Trade balance		$(7,633)		$(5,779)		$(8,811)		$(7,587)		$(6,133)		$(7,674)
Capital account		$28,829		$23,498		$12,311		$14,009		$(2,163)		$11,656
Change in total reserves(5)		$7,104		$9,451		$4,061		$7,173		$(989)		$5,544
International reserves (end of period)(6)		$47,984		$57,435		$61,496		$68,669		$67,680		$73,224
Net international assets(7)		$50,722		$59,059		$64,233		$74,115		$76,304		$82,192
Ps./$ representative market exchange rate (end of period)(8)		10.439		11.237		11.150		10.634		10.812		10.932
28-day Cetes (Treasury bill) rate (% per annum)(9)		7.1%		6.2%		6.8%		9.2%		7.2%		7.1%

						First nine
						months of
	2002	2003	2004(2)	2005(2)	2006(2)	2007(2)

Public Finance(10)
Public sector balance as % of GDP(11)	(1.2)%	(0.6)%	(0.3)%	(0.1)%	0.1%	1.9%
Primary balance as % of GDP(11)	1.7%	2.1%	2.5%	2.4%	2.9%	4.5%
Operational balance as % of GDP(11)	(0.5)%	(0.1)%	0.4%	0.3%	0.7%	n.a.

											First nine
											months of
	2002		2003		2004(2)		2005(2)		2006(2)		2007(2)
	(in billions of dollars or pesos, except percentages)
Public Debt(12)
Net internal public debt(13)	Ps.	821.3	Ps.	927.1	Ps.	1,030.0	Ps.	1,183.3	Ps.	1,547.1	Ps.	1,586.7
Gross External public debt(14)		$78.8		$79.0		$79.2		$71.7		$54.8		$57.1
Public debt as % of nominal GDP:
Net internal public debt(13)		12.3%		12.7%		12.4%		13.2%		16.5%		16.5%
Gross External public debt(14)		12.2%		12.2%		10.7%		8.6%		6.4%		6.5%
Total public debt as % of nominal GDP		24.5%		24.9%		23.1%		21.8%		22.9%		23.0%

Note: Totals may differ due to rounding.

n.a. = Not available.

(1)	Preliminary.

(2)	Annualized.

(3)	Constant pesos with purchasing power as of December 31, 1993.

(4)	Merchandise export figures include in-bond industry and exclude tourism.

(5)	Because of the impact of errors and omissions and purchases, sales and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.

(6)	International reserves are equivalent to gross international reserves minus international liabilities of Banco de México with maturities under six months.

(7)	Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

(8)	“Representative market rate” represents the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(9)	Annual average of weekly rates, calculated on a month-by-month basis.

(10)	Includes aggregate revenues and expenditures for the Government and budget-controlled and administratively controlled agencies but not off-budget revenues or expenditures.

(11)	The definitions of “public sector balance,” “primary balance” and “operational balance” are discussed under “Public Finance—General—Measures of Fiscal Balance” in the Form 18-K. Each of the public sector balance, primary balance and operational balance excludes proceeds of privatizations.

(12)	Includes direct debt of the Government, public sector debt guaranteed by the Government and other public sector debt, except as indicated.

(13)	“Net internal debt” represents the internal debt directly incurred by the Government at the end of the indicated period, including Banco de México’s General Account Balance and the assets of the Sistema de Ahorro Para el Retiro (Retirement Savings System Fund), but excluding debt of budget-controlled and administratively controlled agencies and debt guaranteed by the Government. In addition, net internal debt includes only securities sold to the public in primary auctions but not debt allocated to Banco de México for its use in regulating liquidity (“Regulación Monetaria”). Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt into the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt. Net internal debt is calculated using the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico and without consolidation with the debt of Banco de México. Figures in this table are based on this methodology, which conforms to that used by the Ministry of Finance and Public Credit in other public reports.

(14)	External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amounts at the end of the indicated period. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as gross debt net of certain financial assets held abroad. These financial assets include the value of collateral securing principal and interest on bonds and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public sector debt does not include (a) repurchase obligations of Banco de México with the International Monetary Fund, none of which were outstanding at September 30, 2007, (b) external borrowings by the public sector after September 30, 2007, and (c) loans from the Commodity Credit Corporation to private sector Mexican banks.
Source: Ministry of Finance and Public Credit.

The Economy
The Role of the Government in the Economy; Privatization
     In October 2007, the Instituto para la Protección del Ahorro Bancario (the Bank Savings Protection Institute, or “IPAB”) and the Federal Government sold their interests in Cintra, S.A. de C.V. (now known as Consorcio Aeroméxico, S.A. de C.V.), which owns Aeroméxico, one of the largest Mexican airline companies, to a group of investors led by Banco Nacional de México, S.A. for approximately Ps. 2.7 billion.
Gross Domestic Product
     According to preliminary figures, Mexico’s gross domestic product (GDP) grew by 3.0% in real terms during the first nine months of 2007, as compared with the same period of 2006. The transportation, storage and communications sector grew by 8.1%; the financial services, insurance and real estate sector grew by 4.9%; the electricity, gas and water sector grew by 3.5%; the agriculture, livestock, fishing and forestry sector grew by 3.0%; the commerce, hotels and restaurants sector grew by 2.3%; the community, social and personal services sector grew by 2.0%; the construction sector grew by 1.9%; the manufacturing sector grew by 0.7%; and the mining, petroleum and gas sector grew by 0.4%, each in real terms as compared to the same period of 2006.
Prices and Wages
     Inflation (as measured by the change in the national consumer price index) for the first eleven months of 2007 was 3.33%, 0.12 percentage points lower than inflation for the same period of 2006.
     On January 1, 2008, the minimum wage was increased by 4.0%.
Interest Rates
     During 2007, interest rates on 28-day Treasury bills (“Cetes”) averaged 7.19% and interest rates on 91-day Cetes averaged 7.35%, as compared with average rates on 28-day Cetes of 7.19% and on 91-day Cetes of 7.30% during the same period of 2006. On December 31, 2007, the 28-day Cetes rate was 7.43% and the 91-day Cetes rate was 7.63%.
Principal Sectors of the Economy
Manufacturing
     According to preliminary figures, the manufacturing sector grew by 0.7% in real terms during the first nine months of 2007, as compared to the same period of 2006. The following manufacturing sectors experienced growth in real terms during the first nine months of 2007: non-metallic mineral products grew by 3.5%; food, beverages and tobacco grew by 2.1%; metallic products, machinery and equipment grew by 1.0%; chemical products, petroleum derivatives, rubber and plastic products grew by 0.9%; paper, paper products and printing grew by 0.6%; and basic metal industries grew by 0.6%, each in real terms as compared to the same period of 2006. The following manufacturing sectors contracted in real terms during the first nine months of 2007: other manufacturing industries contracted by 6.2%; textiles, garments and leather contracted by 5.0%; and wood industry and derivatives contracted by 4.8%, each in real terms as compared to the same period of 2006.
Petroleum and Petrochemicals
     Based on the unaudited consolidated financial statements of Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-

Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex- Petroquímica (Pemex-Petrochemicals), and its subsidiary companies (collectively, “PEMEX”), PEMEX’s total sales revenues during the first nine months of 2007, expressed in constant pesos with purchasing power at September 30, 2007, were Ps. 808.1 billion, a decrease of 3.7% from total sales revenues in the first nine months of 2006 of Ps. 839.6 billion. Total sales revenue did not include the IEPS tax in either the first nine months of 2006 or the first nine months of 2007 because the IEPS tax rate was negative during both periods.
     Domestic sales increased by 1.5% in the first nine months of 2007, from Ps. 422.6 billion in the first nine months of 2006 to Ps. 428.8 billion in the first nine months of 2007, due to a 2.2% increase in sales of refined products and a 3.1% increase in petrochemical sales, which were partially offset by a 3.2% decrease in natural gas sales. In the first nine months of 2007, total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) decreased by 9.0%, from Ps. 416.9 billion in the first nine months of 2006 to Ps. 379.4 billion in the first nine months of 2007, primarily due to a decrease in the volume of crude oil exports and a decline in the volume of refined products and petrochemical products exported by PEMEX.
     In the first nine months of 2007, PEMEX reported net income of Ps. 13.9 billion on Ps. 808.1 billion in total sales revenues, as compared with net income of Ps. 50.5 billion on Ps. 839.6 billion in total sales revenues in the first nine months of 2006. The 72.4% decrease in net income resulted primarily from a Ps. 49.1 billion decrease in operating income, resulting from a Ps. 31.4 billion decrease in sales revenues, a Ps. 13.0 billion increase in cost of sales and a Ps. 4.7 billion increase in general expenses, and Ps. 5.4 billion decrease in other revenues (mainly a decline in the IEPS tax credit), which more than offset a Ps. 2.3 billion decrease in comprehensive financing cost and a Ps. 15.7 billion decrease in taxes and duties, in each case as compared to the first nine months of 2006.
Financial System
Central Bank and Monetary Policy
     At November 30, 2007, the M1 money supply (defined as bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) was 4.4% greater in real terms than the level at November 30, 2006. In addition, checking account deposits denominated in pesos were 3.8% greater in real terms than at November 30, 2006.
     At November 30, 2007, financial savings were 8.1% greater in real terms than financial savings at November 30, 2006. Savings generated by Mexican residents were 6.7% greater in real terms and savings generated by non-residents were 46.7% greater in real terms than their respective levels at November 30, 2006.
     At December 28, 2007, the monetary base totaled Ps. 502.2 billion, an 11.6% nominal increase from the level of Ps. 449.8 billion at December 29, 2006. Banco de México estimates that the monetary base will total approximately Ps. 505.3 billion at December 31, 2007.
     Banco de México increased the minimum overnight funding rate from 7.00% on April 21, 2006, to 7.25% on April 27, 2007 and to 7.50% on October 26, 2007. In each case, Banco de México increased the minimum overnight funding rate to encourage price stability. Banco de México‘s other monetary policy instrument, the corto or “short,” has remained unchanged at Ps. 79.0 million, a level set on March 23, 2005. In October 2007, Banco de México announced that as of January 21, 2008, it will use the overnight funding rate, rather than the “corto,” as its primary monetary policy instrument.

Banking Supervision and Support
     At September 30, 2007, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 39,975 million, as compared with Ps. 27,590 million at December 31, 2006. At September 30, 2007, the total loan portfolio of the banking system was 20.1% greater in real terms than the total loan portfolio at September 30, 2006. The past-due loan ratio of commercial banks was 2.5% at September 30, 2007, as compared to 2.0% at December 31, 2006. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 70,303 million at September 30, 2007, as compared with Ps. 57,485 million at December 31, 2006. At this level, commercial banks had reserves covering 175.9% of their past-due loans at September 30, 2007, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.
The Securities Markets
     At January 4, 2008, the Stock Market Index stood at 28,317.92 points, representing a 7.1% nominal increase from the level at December 29, 2006.
External Sector of the Economy
Foreign Trade
     According to preliminary figures, during the first eleven months of 2007, Mexico registered a trade deficit of U.S. $10.1 billion, as compared with a deficit of U.S. $5.0 billion for the same period of 2006. Merchandise exports increased by 8.2% during the first eleven months of 2007, to U.S. $248.7 billion, as compared to U.S. $229.9 billion for the same period of 2006. During the first eleven months of 2007, petroleum exports increased by 6.4%, while non-petroleum exports increased by 8.5%, each as compared with the same period of 2006.
     According to preliminary figures, during the first eleven months of 2007, total imports grew by 10.2% to U.S. $258.8 billion, as compared with U.S. $234.8 billion for the same period of 2006. During the first eleven months of 2007, imports of intermediate goods increased by 8.8%, imports of capital goods increased by 12.3% and imports of consumer goods increased by 15.6%, each as compared with the first eleven months of 2006.
Balance of International Payments
     According to preliminary figures, during the first nine months of 2007, Mexico’s current account registered a deficit of U.S. $5.3 billion, as compared to a surplus of U.S. $0.2 billion during the same period of 2006. The capital account registered a surplus of U.S. $11.7 billion in the first nine months of 2007, as compared to a deficit of U.S. $3.8 billion for the same period of 2006. Foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $27.5 billion during the first nine months of 2007 and was composed of direct foreign investment inflows totaling U.S. $18.4 billion and foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $9.1 billion.
     At December 28, 2007, Mexico’s international reserves totaled U.S. $77.9 billion, an increase of U.S. $10.2 billion from the level at December 29, 2006. The net international assets of Banco de México totaled U.S. $86.7 billion at December 28, 2007, an increase of U.S. $10.4 billion from the level at December 29, 2006.
     Under the mechanism to moderate the rate of accumulation of international reserves that was adopted by the Foreign Exchange Commission on March 12, 2004 and became effective as of May 3, 2004, Banco de México announced on July 17, 2007, that it would not auction dollars during the period from

August 1 to October 31, 2007. On October 16, 2007, Banco de México announced the daily amount of dollars to be auctioned for the period from November 1, 2007 to January 31, 2008 would be U.S. $9 million. The total amount of dollars to be sold in a quarter is sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.
Direct Foreign Investment in Mexico
     According to preliminary figures, during the first nine months of 2007, direct foreign investment in Mexico notified to the National Foreign Investment Commission totaled approximately U.S. $15.1 billion. Direct foreign investment, as recorded in the balance of payments, totaled U.S. $18.4 billion during the first nine months of 2007. Of that total, 51.1% of direct foreign investment was directed at manufacturing, 24.5% was directed at financial services, 6.7% was directed at mining, 5.7% was directed at commerce, and 12.0% was directed at other sectors of the economy. By country of origin, 50.4% of the direct foreign investment during the first nine months of 2007 came from the United States, 12.6% came from Holland, 9.8% came from Spain, 9.3% came from France, and 17.9% came from other countries.
Exchange Controls and Foreign Exchange Rates
     The peso/U.S. dollar exchange rate closed at Ps. 10.9157 = U.S. $1.00 on December 31, 2007, a 0.95% depreciation in dollar terms from the rate at the end of 2006.
     During 2007, the monthly average peso/U.S. dollar exchange rate was Ps. 10.9288 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on January 4, 2008 (to take effect on the second business day thereafter) was Ps. 10.9277 = U.S. $1.00.
Public Finance
Revenues and Expenditures
     According to preliminary figures, during the first eleven months of 2007, the public sector overall balance registered a surplus of Ps. 192.1 billion, 16.5% higher in real terms than the Ps. 158.5 billion surplus registered for the same period of 2006. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 393.5 billion for the first eleven months of 2007, 0.5% lower in real terms as compared to the Ps. 380.4 billion surplus registered for the same period of 2006.
2007 Budget and Fiscal Package
     On October 30, 2007, the Congress approved the Federal Annual Revenue Law for 2008 and the Federal Expenditure Decree for 2008 (together with the Federal Annual Revenue Law for 2008, the “2008 Budget”). The 2008 Budget maintains fiscal discipline as the cornerstone of the economic program, and contemplates a public sector deficit of 0.0% of GDP for 2008.
     The 2008 Budget is based upon an estimated weighted average price of Mexico’s oil exports of U.S. $49.0 per barrel and an estimated volume of oil exports of 1.7 million barrels per day.
     The preliminary results for 2006 and the first nine months of 2007, the revised budget assumptions and targets for 2007 and the budget assumptions and targets for 2008 are presented below.

2007 Budget Assumptions and Targets
2006 and First Nine Months of 2007 Results
2008 Budget Assumptions and Targets

				First Nine Months
	2006		2007 Budget	of 2007(1)	2008 Budget
Real GDP growth (%)	4.8	%(1)	3.6%	3.0%	3.7%
Increase in the national consumer price index (%)	4.1%		3.0%	2.2%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$53.04		$42.80	$56.39	$49.00
Current account deficit as % of GDP	0.2	%(1)	2.3%	0.6%	1.0%
Average exchange rate (Ps./$1.00)	10.9		11.2	11.0	11.2
Average rate on 28-day Cetes (%)	7.2%		6.8%	7.1%	7.0%
Public sector balance as % of GDP	0.1	(1)	0.0%	1.9%	0.0%
Primary balance as % of GDP	2.9	%(1)	2.7%	4.5%	n.a.

n.a. = Not available.
(1)	Preliminary.
Source: Ministry of Finance and Public Credit.
Public Debt
Internal Public Debt
     Internal debt of the Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Government, Banco de México‘s general account balance (which was positive at November 30, 2007, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). The internal debt of the Mexican Government does not include the debt of IPAB or the debt of budget-controlled or administratively controlled agencies. As of November 30, 2007, all of the Mexican Government’s internal debt was denominated in pesos.
     According to preliminary figures, at November 30, 2007, the net internal debt of the Government totaled Ps. 1,594.5 billion, as compared with the Ps. 1,547.1 billion outstanding at December 31, 2006. At November 30, 2007, the gross internal debt of the Government totaled Ps. 1,911.7 billion, as compared to Ps. 1,672.8 billion of gross internal debt at December 31, 2006. Of the total gross internal debt of the Government at November 30, 2007, Ps. 1,648.6 billion represented long-term debt and Ps. 263.1 billion represented short-term debt, as compared to Ps. 1,400.7 billion and Ps. 272.1 billion of long- and short-term debt, respectively, at December 31, 2006. The average maturity of the Government’s internal debt increased by 0.98 years during the first nine months of 2007, from 4.27 years at December 31, 2006 to 5.25 years at September 30, 2007. The Government’s financing costs on internal debt totaled Ps. 85.4 billion for the first nine months of 2007, an increase in nominal terms of 11.9% as compared to the same period of 2006.
     According to preliminary figures, at November 30, 2007, the net internal debt of the public sector totaled Ps. 1,500.0 billion, as compared with the Ps. 1,471.7 billion of net internal debt at December 31, 2006. At November 30, 2007, the gross internal debt of the public sector totaled Ps. 1,984.9 billion, as compared with the Ps. 1,741.4 billion outstanding at December 31, 2006. For these purposes and for the purposes of the following section, public sector debt consists of the portion of the long-term indebtedness incurred directly by the Government, the long-term indebtedness incurred by budget-controlled agencies, the long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks), and the short-term debt of the public sector. Private sector debt guaranteed by the Government is not included unless and until the Government is called upon to make payment under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.
External Public Debt
     According to preliminary figures, outstanding gross external public debt increased by approximately U.S. $1.5 billion in the first eleven months of 2007, from U.S. $54.8 billion at December 31, 2006 to U.S. $56.2 billion at November 30, 2007. Of this amount, U.S. $54.8 billion represented long-term debt and U.S. $1.4 billion represented short-term debt. Public sector external debt financing costs totaled U.S. $5.4 billion for the first nine months of 2007, a 9.5% decrease in nominal terms as compared to the same period of 2006.
     According to preliminary figures, at September 30, 2007, commercial banks held approximately 7.0% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held 17.8%, bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 65.9% and others held the remaining 9.4%.

PLAN OF DISTRIBUTION
     The managers severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of January 8, 2008, between Mexico and the managers provides the terms and conditions that govern this purchase.

Managers	Principal Amount of Notes

Credit Suisse Securities (USA) LLC	U.S. $	750,000,000
Deutsche Bank Securities Inc.		750,000,000

Total	U.S. $	1,500,000,000

     Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as joint lead managers and joint bookrunners in connection with the offering of the notes.
     The managers plan to offer the notes directly to the public at the price set forth on the cover page of this pricing supplement. After the initial offering of the notes, the managers may vary the offering price and other selling terms.
     The managers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the managers of certificates of officials and legal opinions. The managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
     In order to facilitate the offering of the notes, the joint lead managers (or, in the United Kingdom, an affiliate of Credit Suisse Securities (USA) LLC) may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the joint lead managers may:
•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the managers have), creating a short position in the notes for their own accounts,

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes, or

•	if the managers repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.
     Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The joint lead managers are not required to engage in these activities, but, if they do, they may discontinue them at any time.

     The managers and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico for which they received or will receive customary fees and expenses. These transactions and services are carried out in the ordinary course of business.
     The notes are being offered for sale in jurisdictions in the United States, Europe and Asia where it is legal to make such offers. The managers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.
     European Economic Area
     In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), each manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:
(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by Mexico of a prospectus pursuant to Article 3 of the Prospectus Directive.
     For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member state.
     United Kingdom
     Each manager has represented and agreed that:
1.	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act

2000(“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Mexico; and
2.	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.
     Italy
     Each manager has acknowledged and agreed that no prospectus has been nor will be published in Italy in connection with the offering of the notes and that such offering has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, has represented and agreed that the notes may not and will not be offered, sold or delivered, nor may or will copies of this pricing supplement, the accompanying prospectus supplement or prospectus or any other documents relating to the notes be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended (“Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (“Italian Finance Law”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.
     Each manager has represented and agreed that any offer, sale or delivery of the notes or distribution of copies of this pricing supplement, the accompanying prospectus supplement or prospectus or any other document relating to the notes in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Finance Law, Legislative Decree No. 385 of September 1, 1993, as amended (“Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.
     Any investor purchasing the notes in the offering is solely responsible for ensuring that any offer or resale of the notes it purchased in the offering occurs in compliance with applicable Italian laws and regulations.
     This pricing supplement, the accompanying prospectus supplement and prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of the Italian Finance Law and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.
     Italy has only partially implemented the Prospectus Directive. Accordingly, the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.
     Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive in Italy, such requirements shall be replaced by the applicable requirements under the relevant implementing measures of the Prospectus Directive in Italy.

     Hong Kong
     The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
     Japan
     The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
     Singapore
     This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 or Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
     Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
     Mexico
     The notes have not been and will not be registered with the National Securities Registry maintained by the CNBV. The notes may not be offered or sold in Mexico, except under specific exemptions available under the Mexican Securities Market Law. In compliance with the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.
     The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.
     The net proceeds to Mexico from the sale of the notes will be approximately U.S. $1,494,939,500, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $260,500.
     The managers have agreed to pay for certain expenses in connection with the offering of the notes.
     Mexico has agreed to indemnify the managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
     The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that Mexico prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.
Representations of Purchasers
     By purchasing the notes in Canada and accepting a purchase confirmation a purchaser is representing to Mexico and the dealer from whom the purchase confirmation is received that:
•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.
Rights of Action — Ontario Purchasers Only
     Under Ontario securities legislation, a purchaser who purchases a security offered by this pricing supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against Mexico in the event that this pricing supplement contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against Mexico. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the notes with knowledge of the misrepresentation, Mexico will have no liability. In the case of an action for damages, Mexico will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.
Taxation and Eligibility for Investment
Canadian purchasers of the notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

UNITED MEXICAN STATES
Secretaría de Hacienda y Crédito Público
Palacio Nacional
Patio Central, 3er piso
Oficina 3010
Colonia Centro
México, D.F. 06000
FISCAL AGENT AND PRINCIPAL PAYING AGENT
Citibank, N.A.
Global Agency & Trust Services
111 Wall Street, 5th Floor
New York, New York 10043
PAYING AGENTS AND TRANSFER AGENTS

Citibank, N.A. 5 Carmelite Street London EC4Y 0PA, England	Kredietbank S.A. Luxembourgeoise 43, Boulevard Royal L-2955 Luxembourg
LUXEMBOURG LISTING AGENT
Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg
LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles 03810 México, D.F.
LEGAL ADVISORS TO THE MANAGERS

As to United States Law	As to Mexican Law

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	Ritch Mueller, S.C. Torre del Bosque Boulevard M. Ávila Camacho No. 24 Piso 20 Colonia Lomas de Chapultepec 11000 México, D.F.